MorphoSys AG
Annual General Meeting on 18.05.2022
Voting Results

TOP	Index		Number of valid votes	in % of registered capital stock	Yes-Votes	Yes-%	No-Votes	No-%
2		Resolution on the discharge of Management Board members for the 2021 financial year	13,536,906	39.54	12,525,101	92.53	1,011,805	7.47
3		Resolution on the discharge of Supervisory Board members for the 2021 financial year	13,826,913	40.39	12,290,832	88.89	1,536,081	11.11
4		Resolution on the appointment of the auditor for the 2022 financial year	13,815,578	40.36	13,443,835	97.31	371,743	2.69
5		Resolution on the election of a member of the Supervisory Board: Mr Andrew Cheng	13,798,673	40.31	10,634,038	77.07	3,164,635	22.93
6		Resolution on the reduction of the Conditional Capital 2016-III, on the reduction of the Conditional Capital 2020-I and on the reduction of the Authorized Capital 2019-I; Amendments to the Articles of Association	13,795,475	40.30	13,692,369	99.25	103,106	0.75
7		Resolution on the creation of a new Authorized Capital 2022-I under exclusion of subscription rights for the purpose of servicing "Restricted Stock Units" to be issued to senior managers and employees (including directors and officers) of U.S: subsidiaries of the Company under a "Restricted Stock Unit Program"; Amendment to the Articles of Association	13,821,247	40.38	13,228,053	95.71	593,194	4.29
8		Resolution on the approval of the remuneration system for the members of the Management Board	13,474,029	39.36	11,716,282	86.95	1,757,747	13.05
9		Resolution on the approval of the Remuneration Report for the financial year 2021	13,769,652	40.22	11,492,257	83.46	2,277,395	16.54

The proposed resolutions as published in the Federal Gazette of 6 April 2022 were put to the vote.